

June 25, 2013

Via E-mail
Mr. Peter J. Milligan
Senior Vice President and Chief Financial Officer
Exelis, Inc.
1650 Tysons Boulevard
Suite 1700
McLean, Virginia 22102

      Re: **Exelis, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2012
               File No. 001-35228
               Filed March 1, 2013

Dear Mr. Milligan:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Income, page 48

1. We note that you recorded catch-up adjustments of $65 and $143 million for the years ended December 31, 2012 and 2011 respectively. In addition we note that you disclose in the Form 10-Q for the quarterly period ended March 31, 2012 that you recorded $24 and $27 million in adjustments for the quarterly periods ended March 31, 2013 and 2012 respectively. Please provide us with additional details of the adjustments, including the

main reasons for the estimate changes and how you determined that your estimates are still reasonable and adequate.   In addition you disclose on page 59 that periodic reviews are made on contracts. Tell us the frequency of these periodic reviews. Further tell us if these reviews are comprehensive for all contracts or only certain contracts.

Defined Benefit Plans, page 98

2. We note that you changed the amortization period for your U.S. SRP to amortize the net actuarial losses from the average remaining service period to the average expected remaining life of the plan participants. Please tell us why you believe this change in appropriate. Refer to your basis in the accounting literature you used.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Senior Staff Accountant, at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director